MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2014 and 2013

The following Management’s Discussion and Analysis (“MD&A”) for Timmins Gold Corp. together with its wholly owned subsidiaries (“Timmins” or “the Company”) is prepared as of April 29, 2014 and relates to the financial condition and results of operations for the three months ended March 31, 2014 and 2013. Past performance may not be indicative of future performance. This MD&A should be read in conjunction with the condensed interim consolidated financial statements (“interim financial statements”) and related notes for the three months ended March 31, 2014 and 2013 which have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”). As such, the interim financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the years ended December 31, 2013 and 2012 (“annual consolidated financial statements”).

The first, second, third and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively. The three months ended March 31, 2014 and 2013 are also referred to as “Q1 2014” and “Q1 2013”, respectively. All amounts are presented in United States dollars, the Company’s presentation currency, unless otherwise stated. References to “C$” and “MXP” are to Canadian dollars and Mexican pesos, respectively.

Statements are subject to the risks and uncertainties identified in the “Risks and Uncertainties”, “Cautionary Note to U.S. Investors” and “Cautionary Note Regarding Forward-Looking Statements” sections of this document. The Company has included the non-GAAP performance measures of cash cost per gold ounce on a by-product basis and all-in sustaining cash cost per gold ounce on a by-product basis. For further information and detailed calculations of these measures, see the “Non-GAAP and additional GAAP Measures” section of this document.

Q1 2014 HIGHLIGHTS

-

Metal revenues were a record $47.1 million, compared to $45.9 million during Q1 2013. This increase over prior year is primarily due to increased ounces sold, offset by the sustained decrease in gold price since April 2013. The average London PM Fix price was $1,294 per gold ounce, compared to $1,632 per gold ounce during Q1 2013. The average realized gold price was $1,280 per gold ounce, compared to $1,602 per gold ounce during Q1 2013.

-	Earnings from operations were $12.9 million, compared to $19.3 million during Q1 2013. This was mainly due to the reduced revenues realized from the lower gold price.

-	Earnings and total comprehensive income were $8.1 million or $0.05 per share, compared to $14.3 million or $0.10 per share during Q1 2013.

-	Cash flows provided by operating activities were $12.3 million, compared to $21.8 million during Q1 2013.

-

Cash and cash equivalents at March 31, 2014 were $44.4 million after investing $0.5 million on exploration, $0.5 million on sustaining capex, $1.64 million on expansion programs and $3.0 million on deferred stripping. Cash and cash equivalents at March 31, 2013 were $26.9 million after investing $5.5 million on exploration, $1.0 million on sustaining capex, $7.2 million on expansion programs and $5.1 million on deferred stripping.

-

The Company produced a record 35,413 ounces of gold and sold a record 36,763 ounces of gold, compared to 28,328 and 28,642, respectively, during Q1 2013. This change over prior year is due to increased throughput and crushing capacity.

-

The Company’s cash cost per ounce on a by-product basis was $703 (all-in sustaining cash cost per ounce on a by- product basis - $790), compared to $703 (all-in sustaining cash cost per ounce on a by-product basis - $872) during Q1 2013. The decrease in cash costs were primarily driven by cost reduction initiatives offset by lower grades realized in Q1 2014 of 0.76 grams of gold per tonne (“g/t Au”), compared to the Q1 2013 0.83 g/t Au.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2014 and 2013
(in United States dollars, tabular amounts in thousands, except where noted)

-

During December 2013, the Company renegotiated the terms of the loan facility, extending the maturity date to December 31, 2014 at an interest rate of 9% per annum (previously 8%). As part of the renegotiated terms, the lender received 300,000 common shares with a fair value at the date of issuance totalling C$0.5 million ($0.4 million). These common shares were issued in January 2014 and have a four month holding period. On February 28, 2014, the Company repaid C$5.0 million ($4.5 million) in principal of the C$18.0 million ($16.4 million) loan facility outstanding at December 31, 2013.

-

On February 11, 2014 the Company closed a bought deal financing which generated gross proceeds of C$28.4 million ($25.7 million), with transaction costs of C$1.7 million ($1.5 million) on issuance of 18,920,000 common shares of the Company.

OVERVIEW OF THE BUSINESS

Timmins Gold Corp. is a publicly traded gold producer engaged in the operation, development, exploration and acquisition of resource properties in Mexico. The Company owns and operates the San Francisco open pit gold mine (“the Mine”) in the state of Sonora, Mexico. The Mine and the La Chicharra pit are collectively known as the Gold Property. The Company has title to approximately 200,000 hectares of exploration claims in and around the Gold Property.

The Company also has title to the TIM claims located in the state of Zacatecas, Mexico. The Company has also entered into a property option agreement to earn an interest in the San Onesimo mineral concessions located in the state of Zacatecas, Mexico. The Company also has title to the Santa Maria del Oro claim in the state of Jalisco, as well as 40,000 hectares in the state of Nayarit, Mexico for the El Capomo property.

The Company’s common shares are listed on the TSX (TMM) and the NYSE MKT (TGD). Further details on Timmins Gold Corp. can be found in the Company’s associated documents, including its Annual Information Form, at www.sedar.com or on the Company’s website at www.timminsgold.com.

OUTLOOK

Management believes that the Company’s ability to deliver superior long-term financial returns is fundamental in establishing value for all stakeholders. Strong financial performance rewards the Company’s shareholders and, at the same time, allows the Company to focus on its broader social and environmental responsibilities which contribute to the long-term prosperity of the communities in which the Company operates.

Management’s strategic approach is to maximize the gross margin on sales by continuing to be a low cost gold producer and to build the Company’s position as a leading emerging gold producer whenever value-enhancing opportunities arise. The Company also has a significant focus on community involvement to ensure the successful integration of its operation with the local workforce and to promote various technical skills.

In planning for the Company’s future, management is continuously evaluating the Company’s internal cash flow requirements and expects its growth initiatives to be financed by internal cash flows generated from the operations at the Gold Property. Management bases investment decisions on cash flow return in excess of the Company’s cost of capital, and evaluates the best targets/discoveries for return on investment that match this strategy. Recent capital expenditures have been incurred to expand gold processing capabilities and such investments are proving to have a significant benefit on the operating results of the Mine. Management will also look to add shareholder value from both continued drilling of the Company’s prospective land packages and through other accretive means.

The Company’s immediate strategy is to produce between 115,000 and 125,000 gold ounces annually and to achieve cash cost guidance of approximately $800 per gold ounce. A resource/reserve update and new mine plan which incorporates the results of over 150,000 metres of drilling in and around the Mine was published on December 24, 2013 in a National Instrument 43-101 (“NI 43-101”) technical report. The new mine plan discloses the forecast for the Mine on a going forward basis.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2014 and 2013
(in United States dollars, tabular amounts in thousands, except where noted)

REVIEW OF FINANCIAL RESULTS
		Q1 2014		Q1 2013
Gold sold (oz)		36,763		28,642
Silver sold (oz)		26,647		14,313
Average realized gold price (per oz)		$1,280		$1,602
Average London PM fix gold price (per oz)		$1,294		$1,632
Metal revenues		$47,050		$45,889
Earnings from operations		$12,861		$19,253
Earnings and total comprehensive income		$8,105		$14,291
Earnings per share
-Basic		$0.05		$0.10
-Diluted		$0.05		$0.10
Cash flows from operations		$12,259		$21,824
Cash dividends declared	$	Nil	$	Nil

Q1 2014 Results

The Company had earnings of $8.1 million, compared to earnings of $14.3 million for Q1 2013 as a result of the following factors:

Metal revenues

The Company sold a record 36,763 gold ounces at an average realized gold price of $1,280 per ounce, compared to sales of 28,642 gold ounces at an average realized gold price of $1,602 per ounce during Q1 2013. This represents an increase of 28% in gold ounces sold and a decrease of 20% in realized gold price. As a result, total metal revenues from mining operations were $47.1 million, compared to $45.9 million during Q1 2013. The average London PM Fix price was $1,294 per gold ounce, compared to $1,632 per gold ounce during Q1 2013. This represents a 21% decrease over Q1 2013.

Cost of sales

Production costs, which comprise the full cost of operations less depreciation and depletion, form a component of cost of sales and were $26.4 million, compared to $20.5 million during Q1 2013. This increase is substantially attributed to the increased number of gold ounces sold. Also, the Company included in production costs all of the mining costs associated with stockpiling ore which totalled $0.6 million during Q1 2014, compared to $nil for Q1 2013.

Depletion and depreciation costs form a component of cost of sales and were $5.2 million, compared to $3.0 million during Q1 2013. This resulted from the increased number of gold ounces sold, in addition to the impact of a higher cost base of mineral properties, plant and equipment on hand, due to capital additions in the periods since Q1 2013.

Corporate and administrative expenses

Corporate and administrative expenses decreased to $2.7 million, compared to $3.1 million during Q1 2013. Share-based payments, which form a component of the corporate and administrative expenses, decreased to $0.3 million from $0.4 million during Q1 2013. This decrease is a direct result of the lower fair value attributed to the share options granted in December 2013 (which are part of the Q1 2014 share-based payments), compared to the options previously granted that make up the Q1 2013 expense. Salaries decreased to $0.7 million, compared to $1.0 million during Q1 2013 as a result of the timing of payments made to employees.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2014 and 2013
(in United States dollars, tabular amounts in thousands, except where noted)

Consulting and professional fees increased to $0.9 million, compared to $0.4 million during Q1 2013 as a result of additional consulting companies working with the Company combined with increased professional fees. This increase was offset by a significant decrease in administrative and other costs to $0.7 million during Q1 2014, compared to $1.2 million during Q1 2013 due to strategic cost cutting and budgeting.

Finance expense

Finance expense was $0.5 million, compared to $0.5 million during Q1 2013. In December 2013, the loan facility was renegotiated to carry a cash interest rate of 9% (previously 8%). This increase in cash interest rate was offset by a C$5.0 million ($4.5 million) principal repayment on the loan facility during Q1 2014.

Income taxes

Income tax expense was $4.7 million, compared to $4.9 million during Q1 2013. The current tax expense increased to $5.4 million from $2.1 million during Q1 2013 due to the increased number of gold ounces sold partially offset by the decline in gold price since Q1 2013. Also impacting current tax expense is the inclusion of the 7.5% Special Mining Duty which became effective January 1, 2014. Deferred tax recovery was $0.7 million, compared to a deferred tax expense of $2.8 million during Q1 2013. This is change is due primarily to the removal of accelerated tax deductions on capital expenditures effective January 1, 2014 per the Mexican Tax Reform passed in December 2013. The effective tax rate for Q1 2014 was impacted by the non-deductibility of the share-based payments and an increase in unrecognized tax assets of both the Canadian parent and non-operating Mexican subsidiary.

REVIEW OF QUARTERLY FINANCIAL RESULTS

		Q1		Q4		Q3		Q2		Q1		Q4		Q3		Q2
		2014		2013		2013		2013		2013		2012		2012		2012
Gold sold (oz)		36,763		33,247		28,637		28,024		28,642		24,241		25,153		23,499
Silver sold (oz)		26,647		21,847		16,228		16,124		14,313		16,203		13,857		14,452
Average realized gold price (per oz)		$1,280		$1,249		$1,329		$1,253		$1,602		$1,675		$1,660		$1,624
Average London PM fix gold price (per oz)		$1,294		$1,276		$1,326		$1,415		$1,632		$1,722		$1,652		$1,609
By-product cash cost (1) (per oz)		$703		$723		$738		$705		$703		$723		$668		$709
Metal revenues		$47,050		$41,516		$38,065		$35,123		$45,889		$40,596		$41,748		$38,160
Earnings from operations		$12,861		$9,245		$9,261		$3,382		$19,253		$16,384		$19,166		$14,345
Earnings (Loss)		$8,105		$(4,684)		$4,764		$972		$14,291		$12,270		$13,690		$6,715
Earnings (Loss) per share
-Basic		$0.05		$(0.03)		$0.03		$0.01		$0.10		$0.08		$0.09		$0.05
-Diluted		$0.05		$(0.03)		$0.03		$0.01		$0.10		$0.08		$0.09		$0.05
Cash flows from operations		$12,259		$15,243		$10,668		$4,678		$21,824		$13,373		$15,425		$9,610
Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2014 and 2013
(in United States dollars, tabular amounts in thousands, except where noted)

(1)	Refer to the “Non-GAAP and Additional GAAP Measures” section of the MD&A.

Trend analysis

The Company has realized an increasing volume of gold ounces sold over the past several quarters, which has had a positive impact on metal revenues. This has been offset by a decline in gold prices which has resulted in lower than expected revenue since Q2 2013.

SAN FRANCISCO GOLD MINE - OPERATIONS REVIEW

The Mine, which was commissioned in April 2010, is located in the Arizona-Sonora desert in the northern portion of the Mexican state of Sonora. The Mine is an open pit operation, with crushing and heap leach processing facilities. The following is a summary of the Mine’s production statistics:

	Q1 2014	Q1 2013
Ore processed (t)	2,122,650	1,787,262
Average ore processed grade (g/t Au)	0.76	0.83
Ore mined (dry tonnes)	2,373,603	2,187,046
Average ore mined grade (g/t Au)	0.73	0.71
Ore stockpiled (t)	288,021	399,784
Average ore stockpiled grade (g/t Au)	0.26	0.26
Waste mined (t)	5,520,468	6,375,048
Total mined (t)	7,894,071	8,562,094
Strip ratio	2.33	2.91
Total days in period	90	90
Average ore processed per day (t/d)	23,585	19,908
Gold produced (oz)	35,413	28,328
Silver produced (oz)	26,647	14,313

The Company produced a record 35,413 gold ounces and a record 26,647 silver ounces during Q1 2014, compared to 28,328 gold ounces and 14,313 silver ounces during Q1 2013.

The Company mined a total of 7.9 million tonnes from the Mine during Q1 2014, compared to 8.6 million tonnes during Q1 2013. Dry tonnes of ore mined were 2.4 million tonnes of ore during the Q1 2014, compared to 2.2 million tonnes of ore during Q1 2013. The strip ratio decreased to 2.33 during Q1 2014 from 2.91 during Q1 2013 as a result of a planned decrease in waste being mined. The Company stockpiled 0.3 million tonnes during the Q1 2014, compared to 0.4 million tonnes during Q1 2013.

The Company increased total tonnes mined quarter over quarter through calendar 2010 and 2011, which led to a planned expansion of the crushing facilities from 14,000 t/d to 16,000 t/d. The Company commissioned the expansion in July 2011 with successful testing through July and August 2011. In Q4 2012, the Company completed the installation of an additional crushing circuit which increased total crushing capacity to 24,000 t/d. The Company has now optimized the performance of the crushing circuit and realized an average crushing capacity of 23,585 t/d, compared to 19,908 t/d during Q1 2013.

The average grade of ore processed during Q1 2014 was 0.76 g/t Au, compared to 0.83 g/t Au during Q1 2013 due to a planned change in processed ore grade. The average grade of ore mined from the Mine during Q1 2014 was 0.73 g/t Au, compared to 0.71 g/t Au during Q1 2013.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2014 and 2013
(in United States dollars, tabular amounts in thousands, except where noted)

LIQUIDITY, CASH FLOWS AND CAPITAL RESOURCES

Liquidity

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements.

Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, development and construction programs, its ability to obtain equity or other sources of financing, and the price of gold. Factors that can impact the Company’s liquidity are monitored regularly and include the market price of gold, production levels, cash cost per gold ounce on a by-product basis, capital costs, exploration expenditures, and foreign currency fluctuations.

The Company monitors and manages liquidity risk by preparing regular periodic cash flow forecasts, and seeking flexibility in financing arrangements. In today’s metal price environment, the Company anticipates that funding from operating cash flows should be sufficient to fund the Company’s commitments, working capital requirements and capital expenditures at its existing mining interests. The Company had cash and cash equivalents on hand at March 31, 2014 of $44.4 million and VAT receivable of $9.8 million, of which $6.9 million is expected to be recovered in the near term. In addition, the Company has $19.6 million in trade payable and accrued liabilities, C$13.0 million ($12.1 million) in debt related to the Sprott loan facility and a $2.9 million equipment financing arrangement.

Cash flow provided by operating activities will vary depending on the prices of gold, fluctuations in the Mexican peso value, and total production during the year. The Company expects to generate positive cash flow from operating activities over the next year achieved through strong production results at the Mine.

Various tax and legal matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in the financial statements on the date such changes occur. The Company will also have commitments with regards to payments going to El Picacho and San Onesimo exploration properties at various dates until January 2015.

Cash flow

	Q1 2014	Q1 2013
Cash flow provided by operating activities	$12,259	$21,824
Cash flow used in investing activities	$(9,874)	$(18,822)
Cash flow provided by (used in) financing activities	$19,342	$(352)

Cash flow from operating activities for Q1 2014 was $12.3 million, compared to $21.8 million for Q1 2013. The main drivers of this change over prior year are increased ounces sold for the current period offset by a lower average realized gold price resulting in earnings before income taxes of $12.8 million, compared to $19.2 million during Q1 2013. Movements in trade receivables decreased cash flows by $2.0 million during Q1 2014 primarily as a result of the timing of VAT collection, compared to a decrease of $4.8 million during Q1 2013, while the movements in inventories increased cash flows by $0.4 million in Q1 2014, compared to a decrease of $2.3 million in Q1 2013. Movements in advances and prepaids decreased cash flows by $0.4 million, compared to an increase of $0.5 million in Q1 2013. Movements in trade payables and other liabilities decreased cash flows by $4.2 million during Q1 2014, compared to an increase of $5.5 million during Q1 2013. Tax payments were $nil during Q1 2014 (Q1 2013 - $nil) as a result of the Company continuing to use VAT receivable to pay income tax balance instalments.

Cash flow used in investing activities for Q1 2014 was $9.9 million, compared to $18.8 million for Q1 2013 due to the majority of capital projects previously initiated being completed prior to Q1 2014. Also, $4.3 million of the current period $9.9 million is due to payment of payables related to 2013 capital items. Cash flow spent on capital items in Q1 2014 was $5.6 million.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2014 and 2013
(in United States dollars, tabular amounts in thousands, except where noted)

Cash flow provided by financing activities for Q1 2014 was $19.3 million, compared to cash flow used in financing activities of $0.4 million during Q1 2013. Net cash flow from shares issued for cash was C$26.7 million ($24.2 million) during Q1 2014, compared to $nil during Q1 2013 offset by a cash repayment on the loan facility of C$5.0 million ($4.5 million).

At the Gold Property, a significant amount of the operating expenditures are denominated in Mexican pesos, while a significant amount of office costs in Vancouver, Canada are denominated in Canadian dollars. Fluctuations in these currencies can have an impact on the Company’s costs. During Q1 2014, the Mexican peso averaged MXP 13.24 to $1.00, and the Canadian dollar averaged C$1.10 to $1.00, compared to MXP 12.65 to $1.00, and C$1.01 to $1.00 during Q1 2013.

Capital resources

The capital of the Company consists of the consolidated equity, loan facility and equipment financing, net of cash and cash equivalents.

	March 31,	December 31,
	2014	2013
Equity	$197,347	$164,352
Loan facility	11,410	16,438
Equipment financing	2,930	3,214
	211,687	184,004
Less: Cash and cash equivalents	(44,378)	(22,776)
	$167,309	$161,228

At March 31, 2014, there were no externally imposed capital requirements to which the Company is subject and with which the Company has not complied. The capital resources of the Company have increased to $167.3 million from $161.2 million at December 31, 2013 due to the continued profitability of the Company.

During December 2013, the Company negotiated to extend the loan facility 12 months beyond the original expiry date of December 31, 2013 in exchange for 300,000 common shares of the Company. The shares were issued on January 24, 2014 and had a fair value of C$0.5 million ($0.4 million) at the date of issue. There is a four month holding period on the common shares. The amended loan facility will now be repayable in full on or before December 31, 2014 with a stated interest rate of 9% per annum.

On February 28, 2014, the Company repaid C$5.0 million ($4.5 million) in principal of the C$18.0 million ($16.4 million) loan facility outstanding at December 31, 2013.

Under the terms of the loan facility, the Company has pledged all of its assets (including the assets of its subsidiaries) in favour of the Lender as security over the loan facility. In addition, the subsidiaries have each provided guarantees to the Lender for the repayment of any amounts advanced to the Company under the terms of the loan facility.

NON-GAAP AND ADDITIONAL GAAP MEASURES

Non-GAAP Measures

Cash cost per gold ounce and cash cost per gold ounce on a by-product basis

Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are non-GAAP performance measures that management uses to assess the Company’s performance and its expected performance in the future. The Company has included the non-GAAP performance measures of cash cost per gold ounce and cash cost per gold ounce on a by-product basis throughout this document. In the gold mining industry, these are common performance measures but do not have any standardized meaning. As such, they are unlikely to be comparable to similar measures presented by other issuers. In reporting the cash cost per gold ounce and cash cost per gold ounce on a by-product basis, the Company follows the recommendations of the Gold Institute Standard.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2014 and 2013
(in United States dollars, tabular amounts in thousands, except where noted)

Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The cash cost per gold ounce is calculated by dividing the operating production costs by the total number of gold ounces sold. The cash cost per gold ounce on a by-product basis is calculated by deducting the by-product silver credits per gold ounce from the cash cost per gold ounce. By-product silver credits per gold ounce are calculated by dividing the by-product silver credits by the total number of gold ounces sold.

The following table provides a reconciliation of the cash cost per gold ounce and cash cost per gold ounce on a by-product basis to the interim financial statements:

	Q1 2014	Q1 2013
Production costs (1)	$26,357	$20,505
Divided by gold sold (oz)	36,763	28,642
Cash cost per gold ounce	717	716
Less: By-product silver credits per gold ounce (2)	(14)	(13)
Cash cost per gold ounce on a by-product basis	$703	$703

(1)

The Company includes in production costs all of the mining costs associated with the tonnes of ore stockpiled during the period. During the three months ended March 31, 2014, the mining costs associated with the tonnes of ore stockpiled included in production costs were $0.6 million (three months ended March 31, 2013 - $nil).

(2)

Management has determined that silver metal revenues when compared to the gold metal revenues, are immaterial and only identified after processing and therefore are considered a by-product of the production of gold. For the three months ended March 31, 2014, total by-product silver credits were $0.5 million (three months ended March 31, 2013 - $0.4 million).

For further details on the calculation of production costs, refer to the notes to the interim financial statements. Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are not necessarily indicative of earnings from operations or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently.

All-in sustaining cash cost per gold ounce

Following a non-GAAP initiative within the gold mining industry, the Company has adopted an all-in sustaining cash cost per ounce on a by-product basis performance measure which is calculated based on the guidance note issued by the World Gold Council during Q2 2013. Management uses this information as an additional measure to evaluate the Company’s performance and ability to generate cash flow.

All-in sustaining cash costs on a by-product basis include total production cash costs, costs associated with mining the non-current unprocessed stockpile, corporate and administrative expenses, sustaining capital expenditures and accretion for site reclamation and closure costs. The Company believes this measure to be representative of the total costs associated with producing gold; however, this performance measure has no standardized meaning. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2014 and 2013
(in United States dollars, tabular amounts in thousands, except where noted)

The following table provides a reconciliation of the all-in sustaining by-product cash cost per gold ounce on a by-product basis to the interim financial statements:

	Q1 2014	Q1 2013
Production costs	$26,357	$20,505
Unprocessed ore stockpile mining costs (1)	-	763
Corporate and administrative expenses	2,674	3,084
Sustaining capital expenditures	511	995
Accretion for site reclamation and closure	27	12
Less: By-product silver credits	(518)	(370)
All-in sustaining cash costs	29,051	24,989
Divided by gold sold (oz)	36,763	28,642
All-in sustaining cash cost per gold ounce on a by-product basis	$790	$872

(1)	For the three months ended March 31, 2014, the mining costs capitalized to non-current unprocessed ore stockpile were $nil (three months ended March 31, 2013 - $0.8 million).

Additional GAAP Measures

The Company has included additional GAAP measures which include earnings from mine operations and earnings from operations throughout this document. Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Earnings from mine operations

Earnings from mine operations represents the difference between metal revenues and cost of sales (including depreciation and depletion). Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance and to assess the Company’s ability to generate operating cash flow.

Earnings from operations

Earnings from operations represents the difference between earnings from mine operations, corporate and administrative expenses and impairment charges. Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance when also taking into account certain costs not directly associated with production.

The additional GAAP measures described above do not have a standardized meaning prescribed by IFRS. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The interim financial statements have been prepared in accordance with IFRS as issued by the IASB, effective as of March 31, 2014. Details of the Company’s significant accounting policies are described in note 3 of the Company’s annual consolidated financial statements for the years ended December 31, 2013 and 2012.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2014 and 2013
(in United States dollars, tabular amounts in thousands, except where noted)

CHANGES IN ACCOUNTING STANDARDS

The Company has applied the new IFRS standard IFRIC 21 - Levies (“IFRIC 21”) in the interim financial statements. IFRIC 21 is an interpretation of IAS 37 - Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”). IFRIC 21 clarifies that the obligating event, as defined by IAS 37, that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. Levies covered under the scope of IFRIC 21 include all payments made by an entity to government organizations, but excludes payments covered under other IFRS standards. The Company has applied IFRIC 21 on a retrospective basis in compliance with the transitional requirements of IFRIC 21. The application of IFRIC 21 did not result in any significant changes to the interim financial statements.

CONTROLS AND PROCEDURES

Disclosure controls and procedures

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified.

Management regularly reviews the Company’s disclosure controls and procedures however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud.

Management is also responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of interim financial statements for external purposes in accordance with IFRS. Management has concluded that these controls and procedures have been designed to provide reasonable assurance that financial information is recorded, processed, summarized and reported in a timely manner.

There has been no change in the Company’s internal control over financial reporting during Q1 2014 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

RISKS AND UNCERTAINTIES

For a detailed listing of the risk factors faced by the Company, please refer to the Company’s MD&A for the years ended December 31, 2013 and 2012.

CAUTIONARY NOTE TO U.S. INVESTORS

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result it reports its mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”).

These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions.

For example, under Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In particular, the Company reports “resources” in accordance with NI 43-101.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2014 and 2013
(in United States dollars, tabular amounts in thousands, except where noted)

While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Commission.

In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and it cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

It cannot be assumed that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and it cannot be assumed that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this MD&A and the documents incorporated by reference in this MD&A constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this MD&A and the documents incorporated herein by reference include, but are not limited to statements and information regarding: the Company's future mining activities, including mining capacity, recoveries, cash costs, production and mine life; the Company's reserves and resources estimates; the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, working capital requirements, the availability of financing and future effective tax rates. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that contracted parties provide goods and/or services in a timely manner, that no unusual geological or technical problems occur, that plant and equipment function as anticipated and that there is no material adverse change in the price of gold, costs associated with production or recoveries. Forward-looking statements involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this MD&A and the documents incorporated herein by reference include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks relating to possible variations in reserves, resources, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2014 and 2013
(in United States dollars, tabular amounts in thousands, except where noted)

of profitability based upon the cyclical nature of the industry in which the Company operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment; and other factors contained in the section entitled “Risks and Uncertainties” in the MD&A for the years ended December 31, 2013 and 2012.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

QUALIFIED PERSON

Scientific and technical information contained in this MD&A was reviewed and approved by Lawrence A. Dick, PhD, P.Geo, a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects.